Exhibit 99.1

28 July 2006

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Sydney NSW 2000 Australia Telephone (02) 8274 5305 Fax (02) 8274 5218 GPO Box 3935
Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY07 Results on Thursday, 17 August 2006.
No physical briefing will be held for this quarter’s results. Separate teleconferences and audio webcasts will be held for both the media and analysts/investors briefings, per details below:
Media briefing:

Time:	2.00pm
Domestic:	02 8113 1400
International:	61 2 8113 1400
Confirmation code for teleconference: 6159566
URL: http://www.ir.jameshardie.com.au/default.jsp?xcid=864
Analyst and Investor briefing:

Time:	3.00pm
Domestic:	02 8113 1400
International:	61 2 8113 1400
Confirmation code for teleconference: 3963838
URL: http://www.ir.jameshardie.com.au/default.jsp?xcid=863
Yours faithfully
/s/ Steve Ashe
Steve Ashe
Vice-President – Investor Relations